FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of    March 2008

Commission File Number   000-51016

EXETER RESOURCE CORPORATION

Suite 1260, 999 West Hastings Street
Vancouver, B.C., Canada
V6C 2W2
604.688.9592

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)

March 26, 2008	By: /s/ Cecil Bond Cecil Bond Chief Financial Officer

2

For Immediate Release: NR 08 - 15

EXETER DRILLING RETURNS MAJOR GOLD/COPPER INTERSECTIONS ON CASPICHE PORPHYRY DISCOVERY IN CHILE

Vancouver, B. C., March 26, 2008 – Exeter Resource Corporation (AMEX:XRA, TSX-V:XRC, Frankfurt: EXB – “Exeter” or the “Company”) is pleased to report that diamond drill hole CSD-015, on its Caspiche gold/copper porphyry project in Chile, has returned an intersection of 632.1 meters (2,074 feet) at a grade of 0.70 grams per tonne gold (0.020 ounces per ton) from a depth of 57.95 meters (190 feet).

The gold-copper mineralized zone results for hole CSD-015 received to date include the following:

•	576 meters (“m”) (1,890 feet (“ft”)), from a depth of 114 meters (374 ft), at a grade of 0.74 grams per tonne (“g/t”) (0.02 ounces per ton (“oz/ton”)) gold and 0.28% copper; including

•	152m (499 ft), from a depth of 456m (1,496 ft), at a grade of 0.93 g/t (0.027 oz/ton) gold and 0.30% copper reflecting increasing grades with depth.

The drill hole continued in porphyry style mineralization to a final depth of 1,001m (3,284 ft). Assay results are awaited for the remaining 369.3m (1,212 ft) of the hole.

Assay results received for the gold/copper mineralized zone for diamond drill hole CSD-014, located 400m south east of CSD-015, include the following:

•	592.7m (1,945 ft), from a depth of 148m (485 ft), at a grade of 0.44 g/t (0.012 oz/ton) gold and 0.25% copper; including

•	130.67m (429 ft), from a depth of 610m (2,001 ft), at a grade of 0.60 g/t (0.017 oz/ton) gold and 0.23% copper, also reflecting increasing gold grades with depth.

The only other Exeter drill hole to test the top of the gold/copper zone was reverse circulation percussion (“RC”) hole CSR-013 (results previously reported) which was located 250m (820 ft) to the east of CSD-015. That drill hole intersected 130m (426 ft) at a grade of 0.87 g/t (0.026 oz/ton) gold and 0.22% copper in sulphide mineralization. The intercept started at a depth of 214m (702 ft) and extended to the final depth of the hole at 344m (1,128 ft), the depth capacity of the RC rig.

Results reported today are the first diamond drill test results for the gold/copper mineralization which underlies the near surface, potentially heap leachable, gold blanket. All holes are drilled at a declination of 60 degrees to 060 North.

Potential Near-Surface Heap Leachable Gold Deposit

Partial results for the near surface, potential leachable, zone in hole CSD-014 (results previously reported), include the interval from 0m to 60m (197 ft) at a grade of 0.7 g/t (0.020 oz/ton) gold. Results have now been received for copper, and the potential heap leachable zone now includes the interval from 0m to 148m (486 ft) at a grade of 0.57 g/t (0.017 oz/ton) gold and 0.02% copper.

In hole CSD-015, the near surface zone has been partially eroded with the remaining oxide zone of 56m (183 ft), from a depth of 58m (190 ft), at a grade of 0.35 g/t (0.010 g/t) gold. RC hole CSR-013 (results previously reported) also intersected the potentially leachable surface zone from a depth of 40m (131ft) to 214m (702 ft), returning 174m (571 ft) at a grade of 0.88 g/t (0.026 oz/ton) gold. Preliminary metallurgical testing by independent laboratory, SGS Laboratories, Santiago, Chile, has indicated the potential to heap leach gold from this near surface material.

Caspiche Mineralized Intercepts to Date

HOLE	NEAR SURFACE LEACHABLE GOLD					GOLD-COPPER MINERALIZATION
	From	To	Width	Gold	Copper	From	To	Width	Gold	Copper
	(m)	(m)	(m)	(g/t)	(%)	(m)	(m)	(m)	(g/t)	(%)
CSR-013	40.00	214.00	174.00	0.88	0.007	214.00	344.00	130.00	0.87	0.22
CSD-014	0.00	148.00	148.00	0.57	0.016	148.00	740.67	592.67	0.44	0.25
CSD-015	57.95	114.00	56.05	0.35	0.017	114.00	1001.35	887.35	Pend*	Pend*

*	Partial results received to date include 576m (1,890 ft) grading 0.74 g/t gold and 0.28% copper from a depth of 114m to 690m.

Exeter’s Chief Geologist, Glen Van Kerkvoort, stated: “Our emerging view of Caspiche is that the mineralized system is geologically very similar to that of the Cerro Casale deposit. The similarities are based on the alteration assemblage, host rocks and intensity of mineralization. The comparison is important, as Cerro Casale has a grade of 0.69 g/t (0.020 oz/ton) gold and 0.25% copper (based on a mineral reserve of 22.9 million oz gold and 5.8 billion pounds of copper (Kinross Gold NI 43-101 Report, March 21 2007) – 1,031,000,000 metric tons at a grade of 0.69 g/t gold and 0.25% copper). Also at Cerro Casale, a gold oxide, potentially heap leachable blanket overlies the gold-copper porphyry, analogous to the disposition of gold and copper mineralization at Caspiche.

“CSD-015 intersected potassic alteration to its final depth of 1,001m (3,284 ft), suggesting it is located centrally within the large porphyry system at Caspiche, whereas CSD-014 intersected phyllic alteration suggesting it is located nearer the edge of the porphyry system; assays have now confirmed this interpretation.

“We are currently using very large drill “step-outs” to better delineate the geometry of this large porphyry system, which is covered by gravels and a near surface gold rich oxide blanket.

“CSD-016 is sited midway between CSD-014 and CSD-015 (200m (656 ft) from each) and is currently at a depth of 691.7m (2,269 ft). It will better define the boundary between the potassic and phyllic alteration zones.

“CSD-018 is located some 500m (1,640 ft) northwest of CSD-015 targeting a strong geophysical anomaly to ascertain the possible limit of the porphyry system in that direction, or alternatively the presence of a new system along the north west structure which may control emplacement of porphyries in a similar manner to the NW structures controlling emplacement of other clusters in the region.

“We have currently drilled about 2,500m (8,200 ft) of the 6,000m (19,685 ft) diamond and 1,200 (3,900 ft) RC percussion metres we hope to drill this field season at Caspiche. The two diamond rigs are now accompanied by an RC rig on site, the latter being dedicated mainly to defining oxide, potentially heap leachable mineralization, while the two diamond drills will focus on deep drilling of the sulphide porphyry mineralization.

“With three rigs now operating our exploration program is building momentum and will lead to a steady flow of assay results through the season”.

To view and enlarge the above map, please click on them.

To view and enlarge the above photographs of CSD-015 summary log, please click on them.

Quality Control and Assurance

Drill widths presented above are drill intersection widths and may not represent the true widths of mineralization. Gold assay results presented above are preliminary and have not been calculated using a gold cut-off grade, or with any cutting of high grades.

All diamond drill core samples are split on regular two metre intervals and represent either sawn half HQ-size or NQ-size core. Gold samples were prepared and assayed by fire assay (50 gram charge) whilst copper was assayed with a four acid digestion and atomic absorption spectroscopy (AAS). The primary laboratory is ALS Chemex in Chile, an ISO-9001:2000 certified laboratory. Standard, blank and duplicate samples are used throughout the sample sequence as checks for the exploratory reverse circulation and diamond drilling.

Glen Van Kerkvoort, Exeter’s Chief Geologist and a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter Resource Corporation is a Canadian mineral exploration company focused on the discovery and development of gold and silver properties in South America.

The Cerro Moro Gold-Silver Project (100% owned by Exeter) in Santa Cruz Province, Argentina is generating high grade to 'bonanza grade' drilling results within an extensive epithermal vein system, located 130 kilometres (80 miles) east of the Cerro Vanguardia gold mine. Drilling will continue through 2008 using as a minimum three drill rigs. Our focus is to establish a high grade gold-silver resource amenable to open pit mining. In March, 2008, Exeter signed a “Heads of Agreement” with Fomicruz, the Santa Cruz Mining Company, whereby Fomicruz may attain a 5% equity interest in Cerro Moro on permitting, and Exeter may earn an 80% equity interest in favourable tenure surrounding Cerro Moro currently controlled by Fomicruz.

The Company currently has two diamond rigs and one RC rig drilling its Caspiche gold porphyry project in Chile, located between the Refugio mine (Kinross Mining Corp) and the giant Cerro Casale gold project (Barrick Gold Corp and Kinross Mining Corp).

As a result of recent political developments in Mendoza Province, Argentina, the further development of the advanced Don Sixto Gold Project has been put on hold. The Company has filed suit in the Mendoza Courts to challenge the constitutionality of new legislation, which has the effect of banning conventional mining in the province. The Company will continue to work with authorities in Mendoza, and with representatives of other mining companies, to effect legislative amendment.

In 2008, Exeter plans to explore other gold-silver targets in prospective regions of Patagonian Argentina and Chile. The Company gained a broad foothold in the region through separate strategic alliances with Cerro Vanguardia S.A. (an AngloGold Ashanti subsidiary), and Rio Tinto Mining and Exploration Chile.

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact: B. Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1260, 999 West Hastings St. Vancouver, BC Canada V6C2W2 exeter@exeterresource.com

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform

Act of 1995, including the Company’s belief as to the timing of its drilling programs, exploration results and metallurgical recoveries. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to vary from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from the forward-looking statements include, among others, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Company with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s common share price and volume; and tax consequences to U.S. investors; and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the financial year ended December 31, 2006, dated April 2, 2007 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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